82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

02042144

June 5, 2002

02 JUN 29 AM 11:15

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: African Metals Corporation (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on June 5, 2002. This release was sent to the Canadian Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

AFRICAN METALS CORPORATION

Karen Nestoruk
Secretary

/kn
enclosure

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

dlw 7/3

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

June 5, 2002
12g3-2(b) Exemption #82-1856
Form 20-F File No. 0-29588
Trading Symbol: AFR

African Metals Announces Beginning of Program on Lenguekoto Concession

VANCOUVER, BC – Willis W. Osborne, President of African Metals Corporation, is pleased to announce the start of work in the Lenguekoto concession. The program will including digging lines of pits across the 20 m wide east-west quartz vein which occurs in the northern part of the concession and also digging lines of pits across the greater then 20 m wide dyke in the eastern part of the concession. The sides of the pits will be sampled, and the samples will be assayed. Both locations show significant areas of orpaillage or pits dug by hand by the local gold miners.

In further news the Company has called a Special Meeting for July 15, 2002 for shareholders to approve the sale of the Union Mining assets in Ghana, which includes the Nkroful property. Also African Metals has notified the owners of the Faraba and Faraba Nord concessions in Mali that the Company is terminating the agreements on those concessions. Results from the Company's last program were below expectations.

Finally, approval has been received from the TSX Venture Exchange for a Private Placement of $32,640 announced on April 3, 2002. The private placement was completed at $0.24 a unit with each unit consisting of a share and a share purchase warrant. Each warrant entitles its holder to exercise one share for 2 years at $0.30.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION

Willis W. Osborne
President & Director